UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  June 30, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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[LOGO]



To the Stock Exchanges                                             June 29, 2005
in Copenhagen and New York                                       Release 13/2005


CANCELLATION OF OWN SHARES COMPLETED

Copenhagen, Denmark - At the Annual General Meeting on 17 March 2005 shareholders voted for a reduction of TDC's share capital by cancellation of a part of the company's own shares with a nominal amount of DKK 90,421,815.

Following the expiration of the 3 month advertisement period, the share capital has now been effectively reduced. TDC's share capital hereafter amounts to DKK 991,875,885, equivalent to 198,375,177 shares of a nominal value of DKK 5.

Compared with the latest notification of holding of own shares (21,645,954 shares, cf. stock exchange release of June 14, 2004) TDC now holds 3,100,660 own shares, equivalent to approximately 1.6% of the total share capital of the company, cf. section 28, 2 of the Danish Securities Trading Act.

For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S                                                 Internet:
Noerregade 21                                           www.tdc.com
0900 Copenhagen C                                       E-mail:
Tel. +45 33 43 76 80                                    investorrelations@tdc.dk
Fax +45 33 43 76 78

TDC A/S  CVR-nr. 14 77 39 08  Copenhagen

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June 29, 2005              Cancellation of own shares                Page 2 of 2
Release 13-2005

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. The shares are primarily held by institutional investors and private individuals in Europe and the USA.

TDC LISTINGS

SHARES: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

SHARES: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     June 30, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations